FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Eitel **John** **Timothy**
(Last) (First) (Middle)

880 Carillon Parkway
(Street)

St. Petersburg **FL** **33716**
(City) (State) (ZIP)

2. Date of Event Requiring Statement (Month/Day/Year)
February 14, 2003

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
Raymond James Financial (RJF)

5. Relationship of Reporting Person(s) to Issuer
____ Director ______ 10% Owner
__. Officer (give title below) __X___ Other (specify below)

Executive Officer RJA

6. If Amendment, Date of Orginial (Month/Day/Year)

7. Individual orJoint/Group Filing (Check Applicable Line)
_X_ Form filed by One Reporting Person
___Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Benefcial Ownership (Instr. 5)
Raymond James Financial, Inc. (RJF)			
RJF Common Stock	**28,242**	**D**	
RJF Common Stock	**910**	**I**	**Spouse**
RJF Common Stock	**7,307**	**I**	**ESOP**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1473 (7-96)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisible	Expiration Date	Title	Amount or Number of Shares			
Employee Stock Option (Right to buy)	**Current**	**11/18/2005**	**Common Stock**	**2,400**	**20.6250**		
Employee Stock Option (Right to buy)	**11/18/03 - 11/18/04**	**11/18/2005**	**Common Stock**	**1,600**	**20.6250**		
Employee Stock Option (Right to buy)	**11/28/2004 - 11/28/06**	**1/28/2007**	**Common Stock**	**6,000**	**32.0000**		
Employee Stock Option (Right to buy)	**12/10/2005**	**2/10/2008**	**Common Stock**	**2,053**	**31.5500**		
Employee Stock Option (Right to buy)	**12/10/05 - 12/10/07**	**12/10/2008**	**Common Stock**	**2,947**	**31.5500**	**D**	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ JOHN TIMOTHY EITEL   2/21/2003
   **Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
  see Instructions 6 for procedure.